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Exhibit 12

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges
(in millions, unaudited)

	1998		1999		2000		2001		2002
Actual:
Computation of Earnings:
Income from continuing operations before income taxes	$767		$614		$1,294		$755		$(2,651)
Adjustment for undistributed equity earnings, net of distributions	(107)		72		(375)		(155)		247
Depreciation of previously capitalized interest	6		6		8		10		12
Fixed charges	628		844		1,499		1,881		2,393
Less:
Capitalized interest	(79)		(104)		(183)		(247)		(302)
Preference security dividend of consolidated subsidiary	(2)		(2)		(2)		(2)		(2)
Minority interest in pre-tax income of subsidiary that has not incurred fixed charges	—		(2)		(31)		—		—

Earnings	$1,213		$1,428		$2,210		$2,242		$(303)

Computation of Fixed Charges:
Interest expensed and amortization of issuance costs	$547		$700		$1,260		$1,572		$2,029
Capitalized interest	79		104		183		247		302
Preference security dividend of consolidated subsidiary	2		2		2		2		2
Interest expense included in rental expense	—		38		54		60		60

Fixed Charges	$628		$844		$1,499		$1,881		$2,393

Ratio of earnings to fixed charges	1.93	x	1.69	x	1.47	x	1.19	x	—	(A)

(A)
For the year ended December 31, 2002, there is a deficiency in earnings to cover fixed charges of $2,696.

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  Exhibit 12
The AES Corporation and Subsidiaries Statement Re: Calculation of Ratio of Earnings to Fixed Charges (in millions, unaudited)